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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
OCT 02 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2008 ENDING June 30, 2009

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sentinel Brokers Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Beverly Avenue
(No. and Street)

Massapequa Park (City) New York (State) 11762 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Lawless 516-541-9100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – if individual, state last, first, middle name)

10 Cutter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (6-02)

AB 10/30

OATH OR AFFIRMATION

I, Joseph M. Lawless, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Sentinel Brokers Company, Inc. , as of

June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

TRAVIS A. NICHOLSON
Notary Public, State of New York
No. 4967781
Qualified in Nassau County
Commission Expires Oct. 18, 2013

Notary Public

This Report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON AGREED-UPON PROCEDURES

Board of Directors and Stockholder
Sentinel Brokers Company, Inc.
Massapequa Park, New York

In accordance with Rule 17a-5(e) (4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation Transitional Assessment Reconciliation of Sentinel Brokers Company, Inc. for the period from April 1, 2009 to June 30, 2009. Our procedures were performed solely to assist you in complying with Rule 17a-5(e) (4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement record entries;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended June 30, 2009, with the amounts reported in Transitional Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with auditing standards generally accepted in the United States, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Sentinel Brokers Company, Inc. taken as a whole.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

September 22, 2009

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

SENTINEL BROKERS COMPANY, INC.

SECURITIES INVESTOR PROTECTION CORPORATION
TRANSITIONAL ASSESSMENT RECONCILATION
FOR THE FISCAL PERIOD APRIL 1, 2009 TO JUNE 30, 2009

TOTAL REVENUE	$	685,150
Less: total interest and dividend expense		36,455
SIPC NET OPERATING REVENUE	$	648,695
GENERAL ASSESSMENT AT .0025	$	1,622
Less payment made with SIPC-4		150
PAYMENT MADE WITH SIPC-7T, AUGUST 21, 2009	$	1,472

See auditor's report on agreed-upon procedures

SENTINEL BROKERS COMPANY, INC.

REPORT ON
SECURITIES INVESTOR PROTECTION CORPORATION
TRANSITIONAL ASSESSMENT RECONCILIATION

JUNE 30, 2009